UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
________________________

ARCHAEA ENERGY INC.
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
03940F103
(CUSIP Number)
Naseem Sagati Aghili
Ares Management Corporation
2000 Avenue of the Stars, 12th Floor,
Los Angeles, California 90067
(310) 201-4165
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 15, 2021
(Date of Event which Requires Filing of this Statement)
________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d‑1(f) or §240.13d-1(g), check the following box:                    □
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Aria Renewable Energy Systems LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units (as defined below) for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in Archaea Energy Inc.’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 21, 2021 (the “Issuer’s Closing 8-K”).

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
United States Power Fund III, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
11,715,755 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
11,715,755 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
11,715,755 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
15.7% (1)(2)
14.	Type of Reporting Person
PN
(1) Includes 11,715,755 shares of Class A Common Stock issuable upon the exchange of 11,715,755 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
EIF US Power III, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
11,715,755 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
11,715,755 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
11,715,755 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
15.7% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 11,715,755 shares of Class A Common Stock issuable upon the exchange of 11,715,755 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
EIF United States Power Fund IV, L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □ X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
9,984,637 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
9,984,637 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
9,984,637 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
13.4% (1)(2)
14.	Type of Reporting Person
PN
(1) Includes 9,984,637 shares of Class A Common Stock issuable upon the exchange of 9,984,637 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
EIF US Power IV, LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
9,984,637 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
9,984,637 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
9,984,637 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
13.4% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 9,984,637 shares of Class A Common Stock issuable upon the exchange of 9,984,637 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares EIF Management LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) □ X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management Holdings L.P.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
PN
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Holdco LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management Corp.
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
CO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Voting LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Management GP LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
CUSIP No. 03940F103
1.	Name of Reporting Person
Ares Partners Holdco LLC
2.	Check the Appropriate Box if a Member of a Group
	(a) □	(b) X
3.	SEC Use Only
4.	Source of Funds (See Instructions)
OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
Not Applicable
6.	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
0
	8.	Shared Voting Power
21,700,392 (1)
	9.	Sole Dispositive Power
0
	10.	Shared Dispositive Power
21,700,392 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person
21,700,392 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	□
13.	Percent of Class Represented by Amount in Row (11)
29.1% (1)(2)
14.	Type of Reporting Person
OO
(1) Includes 21,700,392 shares of Class A Common Stock issuable upon the exchange of 21,700,392 LFG Class A Units for Class A Common Stock on a one-for-one basis.
(2) The percentage of class represented by the amount in row 11 is presented as a percentage of the outstanding shares of Class A Common Stock assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock, but no exchange of any other LFG Class A Units. As of September 15, 2021, immediately following the completion of the Business Combinations (as defined in Item 6 below), 52,847,195 shares of Class A Common Stock were issued and outstanding as reported in the Issuer’s Closing 8-K.

SCHEDULE 13D
Item 1.     Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of Archaea Energy Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 500 Technology Drive, Second Floor, Canonsburg, Pennsylvania 15317.
The Reporting Persons (as defined below) are party to a Stockholders’ Agreement with the RAC Sponsor Holders (as defined in the Stockholders’ Agreement) and the Archaea Holders (as defined in the Stockholders’ Agreement), which is included as Exhibit 9 hereto and which was filed by the Issuer with the SEC on the Issuer’s Closing 8-K, is described in Item 6 of this Schedule 13D and contemplates that the Reporting Persons, the RAC Holders and the Archaea Holders will vote all voting shares held by such holder in such manner as may be necessary to elect and/or maintain in office as members of the Board those individuals designated in accordance with certain terms of the Stockholders’ Agreement. As a result, the foregoing persons may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons, the RAC Sponsor Holders and the Archaea Holders.  The Reporting Persons expressly disclaim any membership in a group with the RAC Sponsor Holders and the Archaea Holders. The beneficial ownership of the Reporting Persons does not include any Class A Common Stock that may be beneficially owned by any of the RAC Sponsor Holders, the Archaea Holders or their respective affiliates, and the Reporting Persons expressly disclaim beneficial ownership over such securities.
The foregoing description of the Stockholders’ Agreement does not purport to be complete and is qualified in their entirety by reference to the text of such agreement, a copy of which is included as Exhibit 9 to this Schedule 13D and is incorporated herein by reference.
This Schedule 13D does not reflect warrants outstanding as of the Closing Date (as defined below) to purchase approximately 18,883,500 shares of Class A Common Stock as reported in the Issuer’s Closing 8-K, issued in connection with RAC’s (as defined below) initial public offering consummated on October 26, 2020 (the “IPO”). Each warrant is exercisable 12 months following the closing of the IPO and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation. Certain of the warrants sold to the public in the IPO may be redeemed by the Issuer in cash once exercisable based on the per share trading price of the Class A Common Stock.
Item 2.     Identity and Background
(a)   This Schedule 13D is being filed jointly by: (i) Aria Renewable Energy Systems LLC, a Delaware limited liability company (“Aria RES”), (ii) United States Power Fund III, L.P., a Delaware limited partnership (“USP Fund III”), (iii) EIF United States Power Fund IV, L.P., a Delaware limited partnership (“EIF USP Fund IV” and, together with USP Fund III, the “Ares Funds”), (iv) EIF US Power III, LLC, a Delaware limited liability company, (v) EIF US Power IV, LLC, a Delaware limited liability company, (vi) Ares EIF Management LLC, a Delaware limited liability company, (vii) Ares Management LLC, a Delaware limited liability company,

(viii) Ares Management Holdings L.P., a Delaware limited partnership (“Ares Management Holdings”), (ix) Ares Holdco LLC, a Delaware limited liability company (“Ares Holdco”), (x) Ares Management Corporation, a Delaware corporation (“Ares Management”), (xi) Ares Voting LLC, a Delaware limited liability company (“Ares Voting”), (xii) Ares Management GP LLC, a Delaware limited liability company (“Ares Management GP”) and (xiii) Ares Partners Holdco LLC, a Delaware limited liability company (“Ares Partners”) (collectively, the “Reporting Persons”).
The Reporting Persons have entered into a joint filing agreement, dated as of September 27, 2021, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.
(b)   The address of the principal office of each of the Reporting Persons (other than each Ares Fund), the Board Members (as defined below) and the other individuals set forth in Schedule A of this Schedule 13D (such other individuals, together with the Board Members, the “Managers”) is c/o Ares Management LLC, 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067.  The address of each of the Ares Funds is c/o Ares Management LLC, Three Charles River Place, Suite 101, 63 Kendrick Street, Needham, MA 02494.
(c)   The Reporting Persons are either holding companies without operations or are principally engaged in the business of investment management and investing in securities. Aria RES is indirectly controlled by the Ares Funds. The general partner of USP Fund III is EIF US Power III, LLC, and the managing member of EIF US Power III, LLC is Ares EIF Management LLC. The general partner of EIF USP Fund IV is EIF US Power IV, LLC, and the managing member of EIF US Power IV, LLC is Ares EIF Management LLC. The sole member of Ares EIF Management LLC is Ares Management LLC.  The sole member of Ares Management LLC is Ares Management Holdings and the general partner of Ares Management Holdings is Ares Holdco.  The sole member of Ares Holdco is Ares Management.  Ares Management GP is the sole holder of the Class B common stock, $0.01 par value per share, of Ares Management (the “Ares Class B Common Stock”) and Ares Voting is the sole holder of the Class C common stock, $0.01 par value per share, of Ares Management (the “Ares Class C Common Stock”). Pursuant to Ares Management’s Certificate of Incorporation in effect as of the date of this Schedule 13D, the holders of the Ares Class B Common Stock and the Ares Class C Common Stock, collectively, will generally have the majority of the votes on any matter submitted to the stockholders of Ares Management if certain conditions are met.  The sole member of both Ares Management GP and Ares Voting is Ares Partners.  Ares Partners is managed by a board of managers, which is composed of Michael J Arougheti, Ryan Berry, R. Kipp deVeer, David B. Kaplan, Antony P. Ressler and Bennett Rosenthal (collectively, the “Board Members”). Mr. Ressler generally has veto authority over decisions by the Board Members. The present principal occupation of each of the Board Members is set forth in Schedule A to this Schedule 13D.
Each of the Reporting Persons (other than Aria RES, solely with respect to the shares of Class A Common Stock that it directly holds or may be deemed to hold), and the Board Members and the other directors, officers, partners, stockholders, members and managers of the Reporting Persons expressly disclaims beneficial ownership of the shares of the Class A Common Stock for purposes of Section 13(d) of the Act and the rules under Section 13(d) of the Act.
(d)   During the last five years, none of the Reporting Persons or the Managers have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons or the Managers have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)   Each of the Reporting Persons is organized in the State of Delaware. Each of the Managers, other than Ryan Berry, is a citizen of the United States. Ryan Berry is a citizen of Canada.
Item 3.     Source and Amount of Funds
The information set forth or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference into this Item 3.
As described in Item 6 of this Schedule 13D, the securities reported on this Schedule 13D reflect the consummation of the Business Combinations (as defined below) contemplated by the Business Combination Agreements (as defined below) and the transactions consummated in connection therewith.
Item 4.     Purpose of the Transaction
The information set forth or incorporated by reference in Items 5 and 6 of this Schedule 13D is incorporated by reference into this Item 4.
On September 15, 2021 (the “Closing Date” of the Business Combinations (as defined below and described in Item 6 of this Schedule 13D)), the Reporting Persons acquired (or have been deemed to have acquired) beneficial ownership of an aggregate of (i) 21,700,392 shares of Class B Common Stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”) and (ii) 21,700,392 LFG Class A Units exchangeable into Class A Common Stock on a one-for-one basis or, at the Issuer’s option, cash as described in Item 6 of this Schedule 13D, in each case pursuant to the Aria Merger Agreement (as defined below and described in Item 6 of this Schedule 13D).  Following any exchange of LFG Class A Units, an equal number of shares of Class B Common Stock held by the holder of such LFG Class A Units will be canceled.
The Reporting Persons and their respective representatives have engaged and/or may engage, from time to time, in discussions with the Issuer’s management and/or board of directors (the “Board”), including any special committees of the Board, and/or their respective advisors, regarding, among other things, the Issuer’s business, strategies, management, governance, operations, personnel, performance, financial matters, capital structure, corporate expenses, status of projects, hedging, environmental, health and safety matters and strategic and other transactions (including transactions involving one or more of the Reporting Persons and/or their respective affiliates and/or portfolio companies and/or other stockholders or creditors of the Issuer), and have engaged and/or intend to, from time to time, engage in discussions with other current or prospective holders of Class A Common Stock and/or other equity, debt, notes, instruments or securities, or rights convertible into or exchangeable or exercisable for Class A Common Stock or such other equity, debt, notes, instruments or securities, of the Issuer (collectively, “Securities”), industry analysts, research analysts, rating agencies, existing or potential strategic partners of the Issuer, acquirers or competitors, financial sponsors, investment firms, investment professionals, capital and potential capital sources (including co-investors), operators, financial, and other consultants and advisors and other third parties regarding such matters (in each case, including with respect to providing or potentially providing capital to the Issuer or to existing or potential strategic partners or acquirers of the Issuer) as well as other matters set forth in clauses (a)-(j) of Item 4 of Schedule 13D. These discussions have encompassed, and/or the Reporting Persons expect will encompass, a broad range of matters relating to the Issuer, including, among other things, the Issuer’s business, operations, finances, management, organizational documents, ownership, capital and corporate structure, dividend policy, corporate governance, the Board and committees thereof, management and director incentive programs, strategic alternatives and transactions, including the sale of the Issuer, its Securities or one or more of its subsidiaries or their respective businesses or assets or a business combination or other strategic transaction involving the Issuer or one or more of its subsidiaries, and any regulatory or legal filings, clearances, approvals or waivers relating to the foregoing. The Reporting Persons may exchange information with the Issuer or other persons or entities pursuant to confidentiality or similar agreements and may enter into expense reimbursement agreements with the Issuer and others.
The Reporting Persons intend to review their investment in the Issuer on an ongoing basis. Depending on various factors, including the outcome of any discussions referenced above, the Issuer’s business, financial position, results, strategic direction or prospects or any strategic alternatives or transactions, actions taken by the Issuer’s management or the Board, price levels of one or more Securities, other investment opportunities available to the Reporting Persons, the available capital of the Reporting Persons, the respective portfolio management considerations (including investment horizons) of the Reporting Persons, conditions in the securities, loan or bond markets, factors relating to COVID-19 and other potential pandemics, general economic or industry conditions or any changes in law or regulations, the Reporting Persons expect that they will seek to dispose, or cause to be disposed (including, without limitation, distributing some or all of the shares of Class A Common Stock (or Opco Class A Units and corresponding shares of Class B Common Stock) to certain of the Reporting Persons’ respective members, partners, stockholders and/or beneficiaries, as applicable), some or all of the shares of Class A Common Stock beneficially owned by them, in the public market, in privately negotiated transactions or otherwise, pledging their interest in their shares of Class A Common Stock as a means of obtaining liquidity or as credit support for loans or other extensions of credit, or entering into derivatives transactions and other agreements or instruments that decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer.
As further described in Item 6 of this Schedule 13D, the Stockholders’ Agreement (as defined below in Item 6) provides for certain rights and obligations of certain of the Reporting Persons relating to the designation of directors to the Board. Certain plans or proposals may from time to time be discussed or considered by the directors of the Issuer, including Scott Parkes, who is a principal at Ares Management LLC and who was elected to the Board effective immediately after the effective time of the Business Combination as the designee of certain of the Reporting Persons.
Item 5.     Interest in Securities of the Issuer
The information set forth or incorporated by reference in Items 2 and 6 of this Schedule 13D is incorporated by reference in this Item 5.

The aggregate percentage of shares of Common Stock that the Reporting Persons may be deemed to beneficially own is determined in accordance with the rules of the SEC and is based on 52,847,195 shares of Class A Common Stock outstanding as of September 15, 2021, as reported in the Issuer’s Closing 8-K, and assuming the exchange of 21,700,392 LFG Class A Units beneficially owned by the Reporting Persons in the aggregate for the same number of shares of Class A Common Stock.  The Issuer’s Closing 8-K reported 62,281,735 LFG Class A Units outstanding as of September 15, 2021 and assuming the conversion of all of the outstanding LFG Class A Units for shares of Class A Common Stock, the Reporting Persons may be deemed to beneficially own 18.8% of the Issuer’s Class A Common Stock in the aggregate.
(a) and (b) At the Effective Time (as defined in Item 6 below), the Reporting Persons beneficially owned, in the aggregate, (i) 21,700,392 shares of Class B Common Stock and (ii) 21,700,392 LFG Class A Units. As described in Item 6 and incorporated by reference herein, subject to certain terms and conditions set forth in the LFG LLC Agreement (as defined below) and the Stockholders’ Agreement (as defined below), each LFG Class A Unit is exchangeable into Class A Common Stock on a one-for-one basis or, at the Issuer’s option, cash.  Following any exchange of LFG Class A Units, an equal number of shares of Class B Common Stock held by the holder of such LFG Class A Units will be canceled.
Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the shares of Class A Common Stock held by Aria RES and reported on the cover pages to this Schedule 13D for such Reporting Person. See also Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Class A Common Stock and the percentage of Class A Common Stock beneficially owned by each of the Reporting Persons.
(c) Except in connection with the Business Combinations and as described in Item 3, none of the Reporting Persons has effected any transaction related to the Class A Common Stock during the past 60 days.
(d) Except as otherwise described in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.
(e) Not applicable.
Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Items 2, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.
Business Combination Agreements
On April 7, 2021, the Issuer, previously known as Rice Acquisition Corp., a Delaware corporation (“RAC”), entered into (i) the Business Combination Agreement (as amended, supplemented or otherwise modified through the Closing Date, the “Aria Merger Agreement”) by and among RAC, Rice Acquisition Holdings LLC, a Delaware limited liability company and direct subsidiary of

RAC (“RAC Opco”), LFG Intermediate Co, LLC, a Delaware limited liability company and direct subsidiary of RAC Opco (“RAC Intermediate”), LFG Buyer Co, LLC, a Delaware limited liability company and direct subsidiary of RAC Intermediate (“RAC Buyer”), Inigo Merger Sub, LLC, a Delaware limited liability company and direct subsidiary of RAC Buyer (“Aria Merger Sub”), Aria Energy LLC, a Delaware limited liability company (“Aria”), and Aria Renewable Energy Systems LLC, a Delaware limited liability, pursuant to which, among other things, Aria Merger Sub merged with and into Aria, with Aria surviving the merger and becoming a direct subsidiary of RAC Buyer, on the terms and subject to the conditions set forth therein (the transactions contemplated by the Aria Merger Agreement, the “Aria Merger”), and (ii) the Business Combination Agreement (as amended, supplemented or otherwise modified through the Closing Date, the “Archaea Merger Agreement” and, together with the Aria Merger Agreement, the “Business Combination Agreements”), by and among RAC, RAC Opco, RAC Intermediate, RAC Buyer, Fezzik Merger Sub, LLC, a Delaware limited liability company and direct subsidiary of RAC Buyer (“Archaea Merger Sub”), Archaea Energy LLC, a Delaware limited liability company (“Archaea Seller”), and Archaea Energy II LLC, a Delaware limited liability company (“Archaea II” and, together with Archaea Seller, “Archaea”), pursuant to which, among other things, Archaea Merger Sub merged with and into Archaea II, with Archaea II surviving the merger and becoming a direct subsidiary of RAC Buyer, on the terms and subject to the conditions set forth therein (the transactions contemplated by the Archaea Merger Agreement, the “Archaea Merger” and, together with the Aria Merger, the “Business Combinations”).
On the Closing Date, the Business Combinations were consummated and RAC was renamed Archaea Energy Inc. Pursuant to the Aria Merger Agreement, at the effective time of the Business Combinations on the Closing Date (the “Effective Time”), Aria RES received (i) 23,000,000 shares of Class B Common Stock and (ii) 23,000,000 Class A Units (“LFG Class A Units”) of LFG Acquisition Holdings LLC, a Delaware limited liability company and direct subsidiary of the Issuer (“LFG”).
Common Stock and the Issuer’s Certificate of Incorporation
Pursuant to the terms of the Amended and Restated Certificate of Incorporation of Archaea Energy Inc., the holders of the Class A Common Stock and the Class B Common Stock (the “Common Stock”) possess all voting power for the election of the Issuer’s directors and all other matters requiring stockholder action and are entitled to one vote per share on matters to be voted on by stockholders. The holders of Common Stock shall at all times vote together as one class on all matters submitted to a vote of the holders of Common Stock.
Dividends will not be declared or paid on the Class B Common Stock unless the dividend consists of shares of Class B Common Stock. Except as otherwise provided, shares of Class B Common Stock provide no economic rights in the Issuer to the holder thereof. Holders of shares of Class B Common Stock will not be entitled to receive any assets of the Issuer in the event of any voluntary or involuntary liquidation, dissolution or winding up.
On the terms and subject to the conditions set forth in the LFG LLC Agreement (as defined below), under certain circumstances in connection with the Redemption Right or Call Right described below, a holder’s shares of LFG Class A Units may be exchanged on a one-for-one basis for shares of Class A Common Stock or, at the Issuer’s option, cash. In connection with any such redemption or call of LFG Class A Units pursuant to the LFG LLC Agreement, an equal number of shares of Class B Common Stock held by the holder of such LFG Class A Units will be canceled.
LFG Second Amended and Restated Limited Liability Company Agreement
On the Closing Date, the existing amended and restated limited liability company agreement of Rice Acquisition Holdings LLC was amended and restated in its entirety to become the Second Amended and Restated Limited Liability Company Agreement (the “LFG LLC Agreement”) and Rice Acquisition Holdings LLC was re-named LFG Acquisition Holdings LLC. Among other things, the Second Amended and Restated Limited Liability Company Agreement contains provisions relating to: (i) restrictions on transfers of LFG Class A Units; and (ii) exchanges of LFG Class A Units (and the surrender and cancellation of a corresponding number of shares of Class B Common Stock) for Class A Common Stock or, at the Issuer’s option, cash.
Transfer Restrictions
The LFG LLC Agreement contains restrictions on transfers of LFG Class A Units and requires the prior consent of the Issuer, as the managing member of LFG, for such transfers, except, in each case, for (i) certain transfers set forth therein and (ii) transfers to any Permitted Transferee (as defined in the Stockholders’ Agreement). Transfers of the LFG Class A Units held by Aria RES and its affiliates are subject to the lock-up period described below under “Stockholders’ Agreement-Lock-up” and set forth in Section 7 of the Stockholders’ Agreement unless otherwise consented to by the Issuer.
Redemption and Call Rights
Holders of LFG Class A Units (other than the Issuer) have the right (the “Redemption Right”), subject to certain limitations, to exchange LFG Class A Units for (i) shares of Class A Common Stock on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, or (ii) at the Issuer’s option, a corresponding amount of cash. Holders of LFG Class A Units (other than RAC) will generally be permitted to exercise the exchange right on a quarterly basis, subject to certain de minimis allowances. In addition, the LFG LLC Agreement provides that additional exchanges may occur (i) in connection with certain events, including registered offerings, and (ii) with respect to certain block exchanges, provided that, subject to the Issuer’s prior written consent to the contrary, any redeeming holder (a) redeem not less than 500,000 LFG Class A Units or (b) in the event such redeeming holder holds less than 500,000 LFG Class A Units, all of such holders LFG Class A Units are redeemed, in each case at any time upon ten business days’ advanced notice. Following any exchange of LFG Class A Units, the Issuer will retain the LFG Class A Units and cancel the same number of shares of the Class B Common Stock.
The LFG LLC Agreement also provides that the Issuer or a member of the PubCo Holdings Group (as defined in the LFG LLC Agreement) may elect to purchase directly and acquire any such LFG Class A Units on the redemption date by paying to the redeeming holder that number of shares of Class A Common Stock or cash, whereupon the Issuer or such member of the PubCo Holdings Group shall become the owner of such LFG Class A Units (the “Call Right”).

Stockholders’ Agreement
On the Closing Date, in connection with the consummation of the Business Combinations, certain of the Reporting Persons entered into the Stockholders’ Agreement with the Issuer, LFG and certain other stockholders and parties thereto.
Pursuant to the Stockholders’ Agreement, the Ares Investor (as defined in the Stockholders’ Agreement), which includes the Reporting Persons, has the right to designate one director for appointment or election to the Board until the first day that the Ares Investor fails to hold at least 50% of the Registrable Securities (as defined in the Stockholders’ Agreement) held by it on the Closing Date (the “Aria Fall-Away Date”). Effective immediately after the Effective Time, Scott Parkes, who is a principal at Ares Management LLC, was elected to the Board as the designee of certain of the Reporting Persons. The Stockholders’ Agreement also provides that (i) the holders of a majority of the Company Interests (as defined in the Stockholders’ Agreement) held by the RAC Sponsor Holders (as defined in the Stockholders’ Agreement) will have the right to designate two directors for appointment or election to the Board during the term of the Stockholders’ Agreement, (ii) the Board shall take all necessary action to designate the person then serving as the Chief Executive Officer of the Issuer for appointment or election to the Board during the term of the Stockholders’ Agreement and (iii) the Board shall designate three independent directors to serve on the Board during the term of the Stockholders’ Agreement. Until the Aria Fall-Away Date, the Aria Holders, including the Ares Investor, have the right to consult on the persons to be designated as independent directors of the Issuer.
The Stockholders’ Agreement provides that the Ares Investor, including the Reporting Persons, the RAC Sponsor Holders and the Archaea Holders (as defined in the Stockholders’ Agreement) will vote all voting shares held by such holder in such manner as may be necessary to elect and/or maintain in office as members of the Board those individuals designated in accordance with the foregoing terms as set forth in Section 3 of the Stockholders’ Agreement. As a result, the foregoing persons may be deemed to be members of a “group”, within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Persons, the RAC Sponsor Holders and the Archaea Holders.  The Reporting Persons expressly disclaim any membership in a group with the RAC Sponsor Holders and the Archaea Holders. The beneficial ownership of the Reporting Persons does not include any Class A Common Stock of the Issuer that may be beneficially owned by any of the RAC Sponsor Holders, the Archaea Holders or their respective affiliates, and the Reporting Persons expressly disclaim beneficial ownership over such securities.
In addition, the Stockholders’ Agreement provides for certain registration rights, including the following:
•
Shelf registration rights. Within 30 calendar days after the Closing Date, the Issuer will be required to file with the SEC a registration statement on Form S-3, if eligible, or Form S-1 (such registration statement, a “Resale Shelf Registration Statement”) for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act of 1933, as amended (the “Securities Act”) registering the resale of the Registrable Securities (as defined in the Stockholders’ Agreement) held by the Registration Rights Parties (as defined in the Stockholders’ Agreement). The Issuer shall use commercially reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (A) 60 calendar days after the filing thereof (or, if the SEC reviews and has written comments to the Resale Shelf Registration Statement, the

90th calendar day following the filing thereof) and (B) the seventh Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Resale Shelf Registration Statement will not be “reviewed” or will not be subject to further review.

•
Underwritten Shelf Takedowns. At any time and from time to time after the Resale Shelf Registration Statement has been declared effective by the SEC, the Registration Rights Parties may request (such requesting person, a “Demanding Holder”) to sell all or any portion of their Registrable Securities in an underwritten offering (“Underwritten Shelf Takedown”); provided that the Issuer shall only be obligated to effect an Underwritten Shelf Takedown if (A) such offering shall include securities with a total offering price (before deduction of underwriting discounts and commissions) reasonably expected to exceed, in the aggregate, $25,000,000 or (B) if the Ares Investor is the Demanding Holder, such request shall be made with respect to all of the then outstanding Registrable Securities of the Ares Investor. The Issuer is not obligated to effect more than three underwritten offerings in any 12-month period and is not obligated to effect an underwritten offering within 90 days after the closing of any underwritten offering; provided, that an underwritten offering shall not be considered made unless it has resulted in the disposition by the Demanding Holder of at least 75% of the amount of Registrable Securities requested to be included.

•
Piggyback registration rights. At any time after the Closing Date, if the Issuer proposes to file a registration statement to register any of its equity securities under the Securities Act or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions, the Registration Rights Parties and the other shareholders party to the Stockholders’ Agreement are entitled to include their registrable securities in such registration statement.

•
Lock-up. The Aria Holders (as defined in the Stockholders’ Agreement), including the Reporting Persons, are prohibited from transferring any securities of the Issuer until the date that is 180 days following the Closing Date subject to early release in the event that the last sale price of the Class A Common Stock on the New York Stock Exchange for any 10 trading days within any 15 trading-day period commencing 15 days after the Closing Date, exceeds (i) $13.50 per share, then the Aria Holders, together with their Permitted Transferees (as defined in the Stockholders’ Agreement), may transfer up to one-third of the Lock-up Shares Beneficially Owned by the Aria Holders and their respective Permitted Transferees, in each case, in the aggregate as of immediately following the Closing Date (the aggregate Lock-up Shares, the “Closing Shares”), (ii) $16.00 per share, then the Aria Holders, together with their Permitted Transferees, may transfer up to an additional one-third of the Closing Shares in excess of the Closing Shares described in the foregoing clause (i) (i.e., up to two-thirds of the Closing Shares in the aggregate), and (iii) $19.00 per share, then the Aria Holders, together with their Permitted Transferees, may transfer any of the Closing Shares without restriction.

The foregoing descriptions of the Aria Merger Agreement (including Amendments No. 1, No. 2 and No. 3 thereto), the Archaea Merger Agreement (including Amendment No.1 thereto), the Issuer’s Certificate of Incorporation, the LFG LLC Agreement and the Stockholders’ Agreement

do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as Exhibits 1-4, 5-6, 7, 8 and 9 to this Schedule 13D, respectively, and are incorporated herein by reference.
Item 7.     Material to be Filed as Exhibits.
Exhibit No.	Name
1.
Business Combination Agreement, dated as of April 7, 2021, by and among LFG Buyer Co, LLC, Inigo Merger Sub, LLC, LFG Intermediate Co, LLC, Rice Acquisition Holdings LLC, Aria Energy LLC, Aria Renewable Energy Systems LLC and, solely for purposes of Section 2.2(c), Article IV, Article V, Article VI and Article XI therein, the Issuer (f/k/a Rice Acquisition Corp.) (the “Aria Merger Agreement”) (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K on April 8, 2021 and incorporated herein by reference).

2.
Amendment No. 1 to the Aria Merger Agreement, dated as of May 12, 2021 (filed as Exhibit 2.3 to the Quarterly Report on Form 10-Q of the Issuer on August 13, 2021 and incorporated herein by reference).

3.
Amendment No. 2 to the Aria Merger Agreement, dated as of June 11, 2021 (filed as Exhibit 2.4 to the Quarterly Report on Form 10-Q of the Issuer on August 13, 2021 and incorporated herein by reference).

4.
Amendment No. 3 to the Aria Merger Agreement, dated as of August 3, 2021 (filed as Exhibit 2.5 to the Quarterly Report on Form 10-Q of the Issuer on August 13, 2021 and incorporated herein by reference).

5.
Business Combination Agreement, dated as of April 7, 2021, by and among LFG Buyer Co LLC, Fezzik Merger Sub, LLC, LFG Intermediate Co, LLC, Rice Acquisition Holdings LLC, Archaea Energy LLC, Archaea Energy II LLC, and, solely for purposes of Section 2.2(c), Article IV, Article V, Article VI and Article XI therein, Rice Acquisition Corp. (the “Archaea Merger Agreement”) (filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K on April 8, 2021 and incorporated herein by reference).

6.
Amendment No. 1 to the Archaea Merger Agreement, dated as of May 12, 2021 (filed as Exhibit 2.6 to the Quarterly Report on Form 10-Q of the Issuer on August 13, 2021 and incorporated herein by reference).

7.
Amended and Restated Certificate of Incorporation of Archaea Energy Inc. (filed as Exhibit 3.1 to the Current Report on Form 8-K of the Issuer on September 21, 2021 and incorporated herein by reference).

8.
Second Amended and Restated Limited Liability Company Agreement of LFG Acquisition Holdings LLC, dated as of September 15, 2021 (filed as Exhibit 10.12 to the Current Report on Form 8-K of the Issuer on September 21, 2021 and incorporated herein by reference).

9.
Stockholders’ Agreement, dated as of September 15, 2021, by and among the Issuer, LFG Buyer Co LLC, the Stockholders listed on Schedule I thereto and certain other parties thereto (filed as Exhibit 10.3 to the Current Report on Form 8-K of the Issuer on September 21, 2021 and incorporated herein by reference).

99.1.	Joint Filing Agreement, dated as of September 27, 2021, by and among the Reporting Persons.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.
Date: September 27, 2021
Aria Renewable Energy Systems LLC

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

United States Power Fund III, L.P.
By: EIF US Power III, LLC, its general partner
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

EIF US Power III, LLC
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

EIF United States Power Fund IV, L.P.
By: EIF US Power IV, LLC, its general partner
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

EIF US Power IV, LLC
By: Ares EIF Management, LLC, its managing member

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

Ares EIF Management LLC

/s/ Noah Ehrenpreis
By:  Noah Ehrenpreis
Its:  Vice President

Ares Management LLC

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Management Holdings L.P.
By: Ares Holdco LLC, its general partner

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Holdco LLC

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Management Corporation

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Voting LLC
By: Ares Partners Holdco LLC, its sole member

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Management GP LLC

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory

Ares Partners Holdco LLC

/s/ Naseem Sagati Aghili
By:  Naseem Sagati Aghili
Its:  Authorized Signatory